Exhibit No. 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Years Ended December 31,
	2006	2005	2004	2003	2002
Income before income taxes	$2,433.2	$2,058.9	$2,450.8	$1,859.7	$981.4

Fixed Charges:
Interest and amortization on indebtedness	79.7	83.9	84.7	97.0	75.1
Portion of rents representative of the interest factor	22.9	17.5	8.9	7.5	5.6

Total fixed charges	102.6	101.4	93.6	104.5	80.7

Interest capitalized, net of amortized interest	(1.6)	(.7)	(3.6)	(1.2)	(.1)

Total income available for fixed charges	$2,534.2	$2,159.6	$2,540.8	$1,963.0	$1,062.0

Ratio of earnings to fixed charges	24.7	21.3	27.1	18.8	13.2